UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON,  D.C.  20549
SCHEDULE 13G/A1
Under the Securities Exchange Act of 1934

CV THERAPEUTICS INC
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(Name of issuer)
CCOMMON STOCK, $0.001 PAR VALUE PER SHARE
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(Title of class of Securities)
126667104
--------------
(CUSIP Number)
31 December 2007
---------------------------------------------------------
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-l(b)
[(]	Rule 13d-l(c)
[ ]	Rule 13d-l(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
       The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO. 126667104						Page 2 of 6 Pages
1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       ROSS FINANCIAL CORPORATION
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				4,066,000
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			4,066,000
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,066,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.8%
12.	TYPE OF REPORTING PERSON*
       CO









CUSIP NO. 126667104						Page 3 of 6 Pages
1.	NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON
       KENNETH B. DART
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
    (b)  [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
       CAYMAN ISLANDS
NUMBER OF
5.  SOLE VOTING POWER				-0-
SHARES

BENEFICIALLY
6.  SHARED VOTING POWER				4,066,000
OWNED BY

EACH
7.  SOLE DISPOSITIVE POWER			-0-
REPORTING

PERSON
8.  SHARED DISPOSITIVE POWER			4,066,000
WITH

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,066,000 shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)				[ ]
       EXCLUDES CERTAIN SHARES*
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       6.8%
12.	TYPE OF REPORTING PERSON*
       IN









CUSIP No. 126667104						Page 4 of 6 Pages
ITEM l(a).	NAME OF ISSUER:
       CV THERAPEUTICS INC
ITEM l(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
       3172 PORTER DRIVE
       PALO ALTO, CALIFORNIA 94304
ITEM 2(a).	NAME OF PERSON FILING:
1) ROSS FINANCIAL CORPORATION
Ross Financial Corporation is a direct wholly owned
subsidiary of STS Inc., a Cayman Islands Company.
2) KENNETH B. DART
Mr. Dart is the beneficial owner of all of the outstanding
shares of STS Inc., which in turns owns all the outstanding
shares of Ross Financial Corporation.
ITEM 2(b).	ADDRESS OF PRINCIPAL OFFICE:
       1)  P.O. BOX 31363
       Grand Cayman  KY1-1206  CAYMAN ISLANDS
       2)  P.O. BOX 31300
       Grand Cayman  KY1-1206  CAYMAN ISLANDS
ITEM 2(c).	CITIZENSHIP:
1) Cayman Islands
2) Belize
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:
		Common Stock $.001 par value per share
ITEM 2(e).	CUSIP NUMBER:	126667104
ITEM 3.	Not Applicable.



CUSIP NO.  126667104					Page 5 of 6 pages

ITEM 4.	OWNERSHIP
	As of the date of this filing, Ross Financial Corporation
	And Mr. Dart beneficially own in the aggregate the following:

(a)	Amount Beneficially owned:	4,066,000
(b)	Percent of Class:	6.8%
(c)	Number of shares as to which the person has:
       (i)  sole power to vote or to direct the vote:	-0-
       (ii) shared power to vote or to direct the vote:  4,066,000
       (iii)sole power to dispose of or to direct the disposition of:
       -0-
       (iv) shared power to dispose of or to direct the disposition of:
       4,066,000

       As a result of his beneficial ownership of all of the outstanding shares of STS Inc, which in turn owns all the outstanding shares of Ross Financial Corporation Mr. Dart is deemed to beneficially own the securities owned by Ross Financial Corporation.
ITEM 5.	OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:	[ ]
ITEM 6.	OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
			Not Applicable
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
PARENT HOLDING COMPANY OR CONTROL PERSON.  Not applicable
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.	Not applicable.





CUSIP NO.  126667104					Page 6 of 6 pages


ITEM 10.  CERTIFICATION.
       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
       SIGNATURE.
       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ROSS FINANCIAL CORPORATION
BY:  Kenneth B. Dart, Director
08 February 2008



KENNETH B. DART
08 February 2008
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